Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

June 12, 2013

VIA EDGAR TRANSMISSION

AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Max A. Webb

Re: New Newscorp Inc

Amendment No. 5 to Form 10-12B

Filed May 24, 2013

File No. 001-35769

Dear Mr. Webb:

On behalf of New Newscorp Inc (the “Company” or “New News Corporation”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated June 4, 2013 (the “Comment Letter”) relating to the Company’s Amendment No. 5 to the Registration Statement on Form 10, File No. 001-35769, filed on May 24, 2013 (the “Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 6 to the Registration Statement, which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Registration Statement and Information Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to Amendment No. 5 to the Registration Statement and Information Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amendment, as filed via EDGAR submission concurrently with this letter and dated June 12, 2013.

Exhibit 99.1

Information Statement Summary, page 1

Our Company, page 1

1.	We note your disclosure in the first full risk factor on page 24 that you anticipate recording a pre-tax non-cash impairment charge in the range of $1.2 to $1.4 billion in the quarter ending June 30, 2013. Please revise the third full paragraph on page 3 to disclose this anticipated impairment charge.

We have revised the disclosure on page 3 in response to the Staff’s comment.

Notes to Unaudited Pro Forma Combined Financial Statements, page 56

2.	Refer to footnote (n) – We note from the disclosure included in footnote (n) that pro forma earnings per share and pro forma weighted average shares outstanding are based on the number of shares of Parent common stock outstanding on March 31, 2013, adjusted for an assumed distribution ratio of one share of New News Corporation common stock for every four shares of Parent common stock held on the record date. As the pro forma statements of operations are prepared assuming the distribution occurred on July 1, 2011, the pro forma earnings per share amounts should be based on the weighted average number of shares of the Parent outstanding during the fiscal year ended June 30, 2012 and the nine months ended March 31, 2013 rather than based on the Parent’s outstanding common stock at March 31, 2013. Please revise the weighted average shares used to compute pro forma earnings per share and the related pro forma earnings per share amounts, accordingly.

We have revised footnote (n) on page 56 in response to the Staff’s comment and have updated the pro forma earnings per share disclosures on pages 20, 53, 54 and 58 in the registration statement.

Financial Statements, page F-1

March 31, 2013 Interim Financial Statements, page F-56

Notes to the Unaudited Combined Financial Statements, page F-60

Note 2. Acquisitions, Disposals and Other Transactions, page F-62

3.	We note from your response to prior comment 3 that because your agreements for sports rights may be renewed but are not perpetual, you determined that your customer relationship intangible assets recorded in connection with the CMH acquisition were estimated to have 25 year lives. In this regard, please tell us the length of the agreements for the sports rights obtained by FOX SPORTS Australia and the conditions required and periods for their expected renewal. We may have further comment upon receipt of your response.

FOX SPORTS Australia is the leading national pay-TV network focusing on sports content and programming in Australia. FOX SPORTS Australia currently holds most major sports programming rights in Australia. FOX SPORTS Australia holds the rights to five key sports leagues: National Rugby League (expires 2017), domestic/international Cricket (expires variously between 2013 and 2020), Football Federation Australia (expires 2017), English Premier League (expires 2016), and Rugby Union (expires 2015). While the standard terms of the contracts are three to five years, FOX SPORTS Australia has broadcast most of this programming since the inception of the channel in 1995, or later inception of the relevant sports code. FOX SPORTS Australia has had an uninterrupted history of renewing most of these rights for nearly 20 years. FOX SPORTS Australia is and has been the leading provider of sports programming in Australia and accordingly, we have an inherent competitive advantage in negotiating and securing future programming rights. Accordingly, the likelihood of not renewing key future sports programming rights is low with the primary determinant being FOX SPORTS Australia’s ability to negotiate pricing for the rights as well our inherent competitive advantage in this industry in Australia.

FOX SPORTS Australia has Channel Supply Agreements with Foxtel that represent 94% of the affiliate revenue stream of FOX SPORTS Australia. The most significant agreement represents approximately 60% of the affiliate revenue from Foxtel and is perpetual, provided that FOX SPORTS Australia broadcasts a stipulated minimum level of sports programming. FOX SPORTS Australia’s perpetual customer contract with Foxtel does not mandate the supply of particular sports, just a mix of content and quality no less than was met in 2001, and we have always well exceeded that requirement. The other Channel Supply Agreements with Foxtel expire in September 2014 and in June 2014. We note Foxtel is effectively the only pay-TV distributor in Australia and as such the likelihood of not maintaining the Channel Supply Agreements with Foxtel was determined to be remote since FOX SPORTS Australia is positioned as the leading pay-TV television sports network. As a result, the customer relationship intangible asset that FOX SPORTS Australia has with Foxtel, is a critical long term identifiable asset of FOX SPORTS Australia.

Based on these factors, we conducted an analysis with the assumption that the likelihood of non-renewal of the programming and distribution rights was low for an extended period of time, with no attrition or diminished probabilities reflected in the value of the asset. While two of the Channel Supply Agreements are perpetual, a maximum life of 25 years was selected to reflect the expected long-life of this leading network while also considering the notion that eventually technological changes in the marketplace may be such as to introduce competition to FOX SPORTS Australia.

We also note that the allocation of the excess purchase price is not final and the amounts allocated to intangibles and goodwill and the estimates of useful lives and the related amortization expense are subject to change pending the completion of final valuations. A change in the purchase price allocations and any estimates of useful lives could result in a change in the value allocated to the intangible assets that could impact future amortization expense.

The Company’s acknowledgement of the statements for which you requested acknowledgement in the Comment Letter is set forth in Annex A to this letter.

Please direct any questions concerning this letter to the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

Annex A

On behalf of New Newscorp Inc (the “Company”) and in connection with the filing of Amendment No. 6 to the Registration Statement, File No. 001-35769 (the “Registration Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

staff of the Division of Corporation Finance (the “Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NEW NEWSCORP INC

By: /s/ Janet Nova
Name: Janet Nova
Title: Attorney-in-Fact for K. Rupert Murdoch

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